Exhibit 99.(a)(3)

In the United States, AstraZeneca PLC (“AstraZeneca”) will file a Tender Offer Statement containing the Offer Document and other related documentation with the US Securities and Exchange Commission (the “SEC”) on Schedule TO and Cambridge Antibody Technology Group plc (“CAT”) will file a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 on or around the date an Offer Document is mailed to CAT shareholders, including holders of CAT American Depositary Shares (collectively, “CAT Shareholders”). Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by AstraZeneca or CAT in connection with this Offer will be available from the date an Offer Document is mailed to CAT Shareholders on the SEC’s website at http://www.sec.gov. The Offer Document, the Form of Acceptance and the Letter of Transmittal accompanying the Offer Document will be made available to all CAT Shareholders at no charge to them. CAT Shareholders are advised to read the Offer Document and the accompanying Form of Acceptance and Letter of Transmittal when they are sent to them because they will contain important information. CAT Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.
This presentation may contain certain forward-looking statements about AstraZeneca and CAT which are subject to risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We have identified the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: difficulties in integrating CAT, unexpected and greater costs arising out of the offer for CAT or the integration of AstraZeneca and CAT; regulatory conditions being imposed on the acquisition of CAT; the loss or expiration of patents, marketing exclusivity or trade marks by either AstraZeneca or CAT; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; and the risk of environmental liabilities. For further discussion of factors that may could cause AstraZeneca’s or CAT’s actual results to differ from expectations, you should read AstraZeneca’s and CAT’s most recent respective UK Annual Report and filings and submissions to the SEC, including the Annual Reports on Form 20-F. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this presentation. Except as required by law or the UK Listing Rules, AstraZeneca does not undertake any obligation to publicly release any update or revisions to these forward-looking statements.
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AstraZeneca Plc Headquarters
Moderator: David Brennan, Jonathan Hunt, Peter Chambre, John Patterson
15th May 2006
10:30
Operator: Good day ladies and gentlemen, and welcome to today’s AstraZeneca and Cambridge Antibody Technology Analyst conference call. For your information, this conference is being recorded. At this time, for opening remarks, I would like to hand the call over to Jonathan Hunt. Please go ahead.
Jonathan Hunt: Thank you operator and welcome ladies and gentlemen. Joining the call today via telephone from Wilmington Delaware, is AstraZeneca Chief Executive David Brennan. Here with me in Cambridge is Dr John Patterson, Executive Director of Development for AstraZeneca and Jon Symonds, our Chief Financial Officer. Of course, our host for this morning’s call is Peter Chambre, Chief Executive of Cambridge Antibody Technology.
Before I hand over to David, I’d like to read the following statement: Participants on this call may make certain forward-looking statements about AstraZeneca and CAT which is subject to risk and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. Forward looking statements have been identified by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions similar expressions in such statements. Further discussion of factors that may cause AstraZeneca’s or CAT’s actual results to differ from expectations, you should read AstraZeneca and CAT’s most recent respective UK Annual Reports and filings and submission to the SEC, including their Annual Reports on Form 20-F. You’re cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this call. Except as required by law or the UK Listing Rules, neither AstraZeneca nor CAT undertake any obligation to publicly release any update or revisions to these forward-looking statements.
With that, I’ll now turn the call over to David Brennan.
David Brennan: Thank you Jonathan. Good morning. I hope you’ve had a chance by now to read the press release that we issued a bit earlier today. Our purpose on this call this morning is to provide details of our offer for CAT and to put it into a strategic context. But before we do that,

I’d like to hand you over to Peter Chambre, the CEO of CAT and ask him to give you his perspective.
Peter Chamre: Thank you David. I’m very please to be with you today. I’m joined here at CAT today by John Aston, our CFO. CAT’s vision is to build one of the world’s outstanding biopharmaceutical companies, bringing improvements to patients’ lives and in this way to create outstanding value for our shareholders. We believe that today’s offer will allow that vision to be realised more rapidly. CAT’s always known for its outstanding technologies, however in 2004 we took the view that in order to propel CAT forward and to develop our pipeline, we needed a major partnership.
We now started our strategic alliance with AstraZeneca in November 2004. I cannot speak too highly of AstraZeneca’s leadership and people. The alliance has been outstanding. The complementary scientific capabilities and cultures have enabled the alliance to meet or beat every goal that we’ve set for it. CAT has such a breadth and depth of technology that a company of our size simply does not have the resources required to realise its full potential in developments and therapeutics. However, with the resources of AstraZeneca behind it, that can change. This therefore is an example of the continuing successful development of a UK biotechnology company.
We believe that today’s offer is good for shareholders. We also believe that the offer is good for patients. More patients have the prospect of receiving medicines from CAT’s technology than we could have achieved alone. We also believe that it will offer great opportunities for the people of CAT who’ve contributed to our success to date. David?
David Brennan: Peter, thank you for that endorsement. Before I provide details of the offer and then invite John Patterson to go into more detail, let me say a few words about the overall strategic context of the deal from an AstraZeneca perspective. Since becoming Chief Executive of AstraZeneca, my number one priority has been to strengthen our pipeline of new medicines by increasing the productivity of our own R&D and by the selective accessing of products and technology from external sources. Our approach I think is clear, for example the recent collaboration on the marketed anti-cancer drug Abraxane and our in-licensing from AtheroGenics of AGI-1067 are aimed squarely at bolstering our near term pipeline as well. The deal with Protherics adds an exciting opportunity to our mid-stage pipeline.
So overall, the deals over the last six months have largely dealt with short and mid-term priorities. This deal, along with the acquisition of KuDOS Pharmaceuticals, is firmly focussed on AstraZeneca’s long-term product pipeline. The growing contribution of biological therapeutics to global pharmaceutical market growth is very clear and strongly influenced the establishment in 2004 of our existing partnership with CAT, by which time we took an equity interest that now represents approximately 19.2% of the issued share capital of the company. This partnership, as Peter said, has been very successful and we believe that by broadening the scope of it with today’s offer, we have the opportunity to enhance our science base and strengthen our pipeline in the long term. The offer is part of a strategic decision to introduce a biological therapeutics R&D strategy alongside our existing strengths in pharmaceutical research and development.
Let me now summarise the details of today’s offer. Today’s recommended offer of £13.20 per share has received the unanimous recommendation of the CAT board, who have each given irrevocable undertakings to accept. The offer will be posted to the CAT shareholders shortly and we expect to close around the end of June 2006. At that time I’m confident we will have in place the foundation to build through further investment and acquisition, biological therapeutic R&D capability which, alongside our existing small molecule expertise, has the potential to further enhance AstraZeneca’s position among the leaders in global health care.
Now to take you through the rationale in more detail, let me hand you over to John Patterson. After John’s presentation we’ll take questions. Jon Symonds, our CFO, is also on the call and will participate in the Q&A. John Patterson, over to you.

John Patterson: Thank you David. What I’d like to do this morning, is to give you a feel for the rationale behind our offer for CAT and to how we see it impacting on our research and development going forward. Why CAT? Well the decision for us was simple. Our experience to date of our existing partnership has been outstanding. We now know each other well and we know that we can work together. We’ve been continually impressed with the passion, professionalism and quality of the people at CAT and equally impressed with the quality of the science and the technology. Most importantly, the alliance is delivering. So far, the discovery output has met or exceeded all of the targets we jointly set.
The assets we will acquire with CAT are documented in the press release and whilst these are important, above all else we will be acquiring the key asset, an organisation with world class people and valuable proprietary technology. The combination of CAT’s large and well-defined display platforms gives us access to optimise full size human monoclonal antibodies. For the future, it also brings access to a wider range of optimised peptides, proteins and protein fragments, offering the prospect of playing a key role in the development over the next generation, of biological therapeutics.
While CAT is modest in size relative to AstraZeneca’s R&D organisation, it will be an important addition and we see this deal as both significant and strategic. It will provide a foundation for our biological therapeutic strategy and has the potential to make a substantial difference to the way we discover and develop medicines. We will apply its capabilities across all of AstraZeneca’s target therapeutic areas.
One look at the marketplace today, yes, to fully meet the medical needs of patients, we need access to both biological therapeutics and small molecules. AstraZeneca already has leading small molecule expertise and we intend to use CAT as a foundation upon which to build a new organisation capable of enhancing our ability to deliver new biological medicines to the market.

As I’ve said, I believe CAT has world class biological capabilities, giving AstraZeneca access to the most rapidly developing pharmaceutical business sector, with both human monoclonal antibodies and potentially opening the door to the next generation of biological therapeutics. Its capabilities are almost complementary to our existing biological expertise we’ve been building up rapidly through in-house investment and external partnerships.
This future capability will be built on the back of a very successful alliance in the area of respiratory and inflammatory diseases. Finally, CAT will provide AstraZeneca with biological critical mass and will form a foundation for future investments and growth, accelerating the delivery of a pipeline of medicines from both biological and small molecule sources. There are clear benefits of a biological therapeutic approach in the context of drug development. Rationally selected biologicals with appropriate biomarkers, offer a rapid pathway to proof of principle in man, with a different risk profile to that offered by small molecules. Such approaches are both complementary to and synergistic with small molecule programmes, enabling previously intractable targets to be accessed and also opening the prospects of identifying new options for small molecules, enforced by good human translational science and pharmacology.
The changes triggered by the CAT acquisition will be important for us to benefit both in scope, broadening first our science base and laterally our product portfolio and also in scale, as we use the biological route to expand our pipeline. We intend to utilise the best of both organisations, with an innovation-led culture being paramount. We’ll look to preserve the distinct culture of CAT while at the same time, gaining the benefits available to us throughout the breadth and depth of AstraZeneca’s global R&D capabilities. That looks like a central row within our biological strategy and this importance will be reflected by the focus we place on the retention and the engagement of CAT’s executives and scientists. Their involvement will be key to the development of AstraZeneca’s further plans. AstraZeneca’s biological organisation will be international, so reflecting CAT’s importance will be led from Cambridge UK. We intend, over the long run, to improve our R&D productivity, enhance our product pipeline and participate in the growth of the market. We’re taking another step in this process by creating a globally competitive biological capability.
So let me now summarise. We’re building a global biopharmaceutical capability through the combination of AstraZeneca, a global heathcare company with the resources to create a major biological therapeutics business and CAT, a leading UK-based biotech company with the technological capabilities to accelerate AstraZeneca’s biological therapeutics. The plan is to build beyond the existing successful alliance, to establish a world-class biotech organisation centred around CAT in Cambridge UK. AstraZeneca will invest in developing to bring the fruits of this alliance to the marketplace and we’ll use its global sales and marketing reach to make them successful. So our vision is really clear. The addition of CAT to our organisation, will enable us to build a competitive biologicals capability that will work in tandem with our existing small molecule organisation, providing candidate drugs to fuel a late-stage development pipeline, thereby a strong flow of new medicines to patients worldwide.
With that summary, I’d like now to move to Q&A. As David is joining the call remotely from Wilmington, I will chair the session, so let me hand you back to the operator now to set up the Q&A session. Operator?
Operator: Thank you. The question and answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the * key followed by the digit 1 on your touchtone telephone. If you are using a phone with a mute function, please make sure your mute function is turned off to allow your signal to reach our equipment. We will proceed in the order that you signal us and we will take as many questions as time permits. Once again, please press *1 on your touchtone telephone to ask a question. We will pause for just one moment to give everyone an opportunity to signal for questions. Our first question comes from Max Herrmann with ING Bank. Please go ahead.

Max Herrmann: Hi morning gentlemen.
John Patterson: Morning.
Max Herrmann: Just three quick questions. Firstly, on the actual valuation, I just wanted to get a bit of a feel for how AstraZeneca came up with a fair value for CAT? Secondly, just on the two programmes that CAT has in the clinic, 384 and 3888, just would those projects now be developed fully in-house, or what are the plans for there? And then finally you’ve made quite a lot of stall on the actual fact that the programme with the collaboration with CAT and AstraZeneca has gone extremely well, can you give us a little timeline for when you expect the first antibodies from the programme to start reaching the clinic. Thanks very much.
John Patterson: Ok, thank you for that one, why don’t we ask Jon Symonds to talk about the valuation first.
Jon Symonds: Morning Max.
Max Herrmann: Good morning.
Jon Symonds: I think if you look at many of the analysts notes that surround CAT, I think one thing becomes clear, is that many of the price targets which are upwards of £9, some beyond, largely recognise the physical recognisable assets of CAT, around cash, the HUMIRA income stream and maybe some of the late stage pipeline. We’ve got virtually no recognition of the technology platform or the collaboration, and it was somewhat of a perplexing fact to us as to why the share price was where it was, so I don’ t think the existing base share price is an appropriate base on which to compute the premium. So that said, value in the technology base is difficult, it’s like valuing the key without the lock and what we brought together is the key and the lock, and therefore the experience that we have had over the last 18 months is not only valuable, productive but sets a tremendous platform going forward. So when you net it back, I think we’ve paid a full price, its fair but the access to the technology across the scale of AstraZeneca is a sensible long term investment and we’re very, very happy with how it’s all worked out.
John Patterson: Thank you, Jon. In terms of the two compounds you mentioned 354, which is the interleukin 13 agent, it in Phase I clinical development for Asthma, which is one of our key areas and obviously we’ll take that into a development pipeline. The two oncology agents of which 3888 is one, we will be assessing as part of our total oncology package and see where we’re up to, one of them is in Phase I and the other one is close to IND but again both in core therapeutic areas to us.
The third part of your question was in relation to timelines, perhaps the best way of saying it is that we expect by the end of this year that our alliance will nominate the first potential medicine to go into our development portfolio. That would be two years from start of that alliance which is a tremendous achievement. Beyond that how long it takes to get the demand obviously depends on how successful it is and all the usual factors, but of course, monoclonal’s tend to be a bit quicker through their preclinical phases than the small molecules.
So thank you for your question, can we go to the next question please.
Operator: Thank you. Our next question comes from Graham Parry with Merrill Lynch. Please go ahead.
Graham Parry: Good morning. I just first a quick question on the partnered products and what happens to them as a result of the deal. Do the partners have any rights to acquire full rights to those products, or do you have any rights to reacquire them back in, or do you expect the agreements just to continue as they have been? Secondly on the unpartnered products, can you give us a feel for perhaps which ones you see as the most interesting? You’ve referred to the ones that are in clinical development and if you can give us a feel for what you see as the key assets from the deal, from that perspective? And then thirdly, just a technical accounting question, on the intangible assets, presumably you’ll have to revalue a 100% of the intangibles rather than just the 80% that you’ve effectively been acquiring here, if you can just confirm that as well. Thanks.
John Patterson: Ok, well we’ll go to Jon for the intangibles. In the terms of the partnered products, Peter Chambre, or John Aston, who would like, might want to make any comments.
John Aston: Yes, I mean the key part of the programme, it’s John Aston here, the key part of the programme in our portfolio is the compound GC-1008 which is a joint venture with Genzyme, but there is a change of control for that agreement which gives Genzyme certain options and they will need to determine or we’ll meet for discussions with them about that.
Peter Chambre: The rest of the license pipeline are as the term describes licensed to our partners ABT-874, the programmes in the clinic with Human Genome Sciences and with Wyeth, and our interest and therefore with this offer completing AstraZeneca’s interest is a financial one in those.
John Patterson: As far as the unpartnered products are concerned, let me deal with it in two ways. Firstly, the major driver for this acquisition is about the technology, the people and the future products. The unpartnered products are obviously of interest to us, we’ll be assessing them as part of this process and we can talk to you more about that on our R&D day or our annual business review on June 8th.
Jon Symonds: And on the accounting Graham, we will be valuing a 100% of the assets, we haven’t yet determined the intangible assets to which they will be allocated to and what any residual unamortised goodwill will be. But we will be valuing at 100% and a substantial proportion of it will be intangibles to the amortised over the determined life.

Graham Parry: Ok and is it too early to think about any restructuring charges at this point?
Jon Symonds: Well there is no intention to restructure. The beauty of this is that we are acquiring all of what we want and so, therefore, there is no restructuring, if anything, there’s likely to be further investment.
Graham Parry: Ok, that’s brilliant. Thank you very much.
Peter Chambre: Thank you Graham and the next question please.
Operator: Thank you. Our next question comes from Jo Walton with Lehman Brothers. Please go ahead.
Jo Walton: Good morning. Just an accounting question to start with, where will we see the royalty income from HUMIRA in your P&L, which line item will you put it in? And when it comes to the intangible asset amortisation, presumably a large intangible asset will be the HUMIRA royalty income, so there will be some immediate amortisation against that and would the rest of it be to do with the R&D, so the amortisation will only really kick in when those products come to the market? The second question is just about the retention of staff, I see there are special payments to keep people beyond one year. As I understood it that one of the reasons for having an arms length relationship with biotech companies was to enable biotech company staff to be remunerated, incentivised surrounding their own activities, rather than be diluted by what is happening to Toprol XL or whatever. Is there some mechanism that you’re going to put in place to keep these staff, that you obviously valuing extremely highly in terms of your acquisition, so that they keep being incentivised relevant to just that bit of the business or does it just roll into a big AstraZeneca programme? And finally, can I just get, a bit more sense on this interesting statement that 25% of your products will be biological based by 2010? If you’re going to have, the same number of products in development by 2010 as your peers do, I don’t know, looking at average number of products per dollar of sales today, you’ve got to really go some to get more products, and to then have 25% of them biologically based. Can you give us some idea of how many products you think CAT maybe able to deliver to you, to be in full development by 2010? Because it sounds like a lot.
John Patterson: Ok, we’ll let Jon, pick up on the first part and then I’ll follow in on the other two bits?
Jon Symonds: I think we’ve yet to nail down all the individual lines, HUMIRA is a good example, if we’ve paid fair value for HUMIRA then the amortisation charge unwinds largely offsets the income flow. So it will be relatively neutral in our P&L, but it will probably be around the — it’ll most likely be on other income.
Jo Walton: What, coming in and going out?
Jon Symonds: Oh, they’ll definitely be matched, it’ll make much more sense to do it that way.
Peter Chambre: Ok and in terms of the other two parts Jo, retention of staff, yes, you’re right, there are key and valuable and strategic asset, and therefore, we will be making efforts to make sure that their efforts are rewarded appropriately. We will be in a position to share our proposals with them at the point when the deal closes, but at this point in time, they remain employees under their current terms and conditions. Then your question about the pipeline flow is an important one. What we said was that one in four compounds from 2010, not by 2010, coming from biologicals entering our later phases of development. Now that isn’t just from CAT, where we obviously have the Abgenics deal ongoing as well and we have a number of other sources of biologicals. That is our strategic intent and we wouldn’t expect them all to from CAT, although going forward beyond that we would expect the vast majority in the longer term to come from that direction. And it’s about looking at the attrition rates for small molecules; you shouldn’t look at numbers of CD’s entering development. You should look at those that get through proof of principal or proof of concept into the later years to get to those numbers.
Jo Walton: I don’t like to be nit-picky but actually in the document it does say by 2010, not from 2010 on page 2.
John Patterson: Apologies for that.
Jo Walton: I suspect you’ve all been very busy.
John Patterson: We certainly have Jo, and thank you for pointing that out. Can we move onto the next question please?
Operator: Thank you. Our next question comes from Mattias Haggblom with ABN Amro. Please go ahead.
Mattias Haggblom:Good morning gentlemen. Thanks for taking the question. Basically two questions: should we see this as the step for AstraZeneca to biological or as a significant possibility in the initial step and that we should expect more to come in terms of licensing opportunities and complementary M&A. And then secondly, following this suggested transaction, what would your acquisition capacity be following this? Thanks.
John Patterson: I wonder if David Brennan might want to comment on our strategic approach generally, and then Jon can talk about capacity afterwards. David?
David Brennan: Yes, as I said in my opening comments, we see this as an important step, you ask is it the step? I think it’s a central part of what we believe can be the basis for our biologic strategy going forward, but I did specifically state we do expect to continue to look for opportunities for licensing, as well as for acquisition in this area. But I think it needs to line up with what Jon described as the platform that this represents to us from a technology perspective, because our opportunity to extend that across more therapeutic areas than where we currently use it, is a significant one. And it’s why I think, Jon Symonds said a moment ago, rather than worry about restructuring, we’re thinking more about investment, so I’ll leave it at that.
Jon Symonds: Yes, I think that’s a good point for me to pick it up, rather than seeing a flurry of deals around this. I think our first priority is to understand what investments are needed to enable the current CAT organisation to fulfil its full potential. There are clearly many investment opportunities, both in earlier stages of the technology evolution, as well as enabling them to support more than just the respiratory and inflammation therapeutic area that we have today. So this is very much the heart of our thinking on our future biological strategy. In terms of our capacity and notwithstanding the previous comments, our free cash flow last year was of the order of $6 billion, so that with our existing cash resources doesn’t really jeopardise our ability to transact where we believe that we can offer a substantial short, medium and long term value.
Mattias Haggblom:Excellent. Thanks.
Peter Chambre: Thank you Mattias. Next question please operator.
Operator: Thank you. We now move to a question from David Adlington with Cazenove. Please go ahead.
David Adlington: Hi, the question for Peter Chambre. Peter, I just wondered if you had any conversation with Genzyme and their thoughts on accepting the offer.
Peter Chambre: David, Genzyme saw the offer this morning and they’re not awake yet, well they maybe, it depends on when they wake up. Therefore the answer is no.

David Adlington: Ok, thanks.
Peter Chambre: Thank you. Next question please.
Operator: Thank you. Our next question comes from Sam Williams with Lehman Brothers. Please go ahead.
John Patterson: Good morning.
Sam Williams: Morning. Sorry, I actually dropped off the call and this may have been asked already by my colleagues, but in terms of the retention package, how you hope to keep key CAT personnel in place, if you could just ...?
Peter Chambre: Well we have actually answered that already.
Sam Williams: Ok, don’t worry then.
Peter Chambre: Ok, thank you. Can we move to the next question please?
Operator: Thank you. Once again if you would like to ask a question, please press *1 now. Our next question comes from Jerome Berton with Aurel Leven Securities. Please go ahead.
Jerome Berton: Yes, good morning gentlemen. Just a question if I may, you said that there will not be any restructuring charge, does it mean that you don’t expect any synergies coming from this deal, and if there are some, would you be able to quantify them? And secondly, just to come back briefly on your pipeline, when you talk about HUMIRA and the extension of indications with Abbott and the compound with Wyeth, and with HGSI, sorry, is there any call there able to be exercised by these companies or at least deal with CAT? Thanks.
John Patterson: Ok, just to — again strategically this is all about growing the CAT organisation, not about taking synergies out and looking for increased efficiency. So from a business perspective overall, we’re absolutely not going in that route. Jon, do you want to ...?
Jon Symonds: Oh, no, the synergies we’re actually looking for is the ability to utilise the CAT technology platform and capabilities across our broader portfolio. We’ve learnt enough and seen enough with what they’re able to do in one therapeutic area, so the synergies that we are looking for are positive synergies and not the cost saving type that usually accompanies acquisitions. We’re not in that mind at all.
John Patterson: ‘Scientific synergies’ is what we’re all about, in this case between the people and that’s what we’ve had for the last 18 months with our current alliance. In terms of your question on the pipeline, there are royalty streams from those that will remain and there’s no sort of put or call type of the activities that you might consider.
Jerome Berton: Ok. Thanks.
John Patterson: The next question please?
Operator: Thank you. As a final reminder, if you would like to ask a question, please press *1 now. We will now take a question from Stefan Wikholm with Nordea. Please go ahead.
Stefan Wikholm: Thank you.
John Patterson: Morning Stefan.

Stefan Wikholm: Good morning. Considering the fact that you have a pretty small acceptance from CAT shareholders so far, can you please inform us a little bit about the shareholder situation in CAT?
John Patterson: Well 19% of them are voting yes. Yes, absolutely.
Jon Symonds: I can confirm Stefan that we will irrecoverably commit our 19% shareholding to this, we’re already somewhere along. I mean what we have described of the irrecoverable commitment from the Board of CAT and they’re the only ones that we have sought. The offer document will go out relatively soon and that will start the process for soliciting other acceptances.
Stefan Wikholm: There is no one else holding more than 10%?
Jon Symonds: No, the next largest shareholder I believe is 8%.
Stefan Wikholm: Good thank you.
John Patterson: Thank you Stefan. We’ll take one last question please?
Operator: Thank you. We’ll now take a question from Ben Yeoh with Dresdner Bank. Please go ahead.
Ben Yeoh: Good morning. I was just wondering what type of additional investment AstraZeneca are going to put into CAT, either in terms of money or personnel over the next two or three years. Are we talking about significant investment in this part of the business?

Jon Symonds: I think we have not yet full evaluated the plans, what is clear is the opportunity, I think exactly over what time scale and what the priorities will be. I think that still has to be determined and we will be thinking those through very carefully over the coming weeks and months. But I don’t think you are going to be looking at investments of an enormous magnitude given the overall scope and scale of our R&D budget and our commitment as we said to you on a number of occasions that we believe that we are at the bottom of the investment cycle, so we’ve got the capacity to make the investments that we believe are necessary for the long term.
Ben Yeoh: Ok, thank you very much.
Peter Chambre: And I gather we have one supplementary question from Sam Williams, if you want to just come in on that now, Sam.
Operator: Thank you. Sam Williams with Lehman Brothers for a follow up question, please go ahead.
Sam Wiliams: Yes, closure by the end June implies that you believe there are no antitrust issues, as well as being able to file the offer documentation very quickly, is that reasonable? And can you give any further details on the timeline of the deal whatsoever?
Jon Symonds: Well we think the antitrust implications are insignificant or minimal. There are still one or two formal processes that we have to go through. As we said, our intention is to post the offer document as soon as possible, which should lead to a completion by the end of June.
Sam Williams: Ok.
John Patterson: Ok, thank you for that and thank you ladies and gentlemen for your questions today. I’m afraid we’re going to have to close down, but I’m sure our investor relation staff will be delighted to take calls from you, if you’ve got anything further to ask. So thank you all for your time today and good morning.
Operator: That will conclude today’s conference. Thank you for your participation. You may now disconnect.